Exhibit 4.1

March 11, 2009

Via E-Mail:

Commerce Bank, N.A.
1000 Walnut St.
Kansas City, MO
Attn:  Craig Buckley

Dear Mr. Buckley,

This letter is delivered to you in connection with (a) the Credit Agreement, dated as of May 5, 2008, among MGP Ingredients, Inc. ("MGP"), Midwest Grain Pipeline, Inc., Commerce Bank, N.A., as Agent, Issuing Bank and Swingline Lender, and the Banks party thereto, as amended (as so amended, the "Credit Agreement"), and (b) the letter, dated on or about the date hereof, from the Agent to O'Keefe Wilson Abstract Company relating to the sale of the Empty Lots and Warehouse property referred to therein (the "Closing Letter").  Capitalized terms used and not defined in this Letter have the meanings given to them in the Credit Agreement or the Closing Letter.

The Borrowers (a) authorize and irrevocably instruct the Closing Agent to disburse the Net Sale Proceeds to the Agent as described in paragraph number 1 of the Closing Letter, (b) irrevocably instruct the Agent to apply the Net Sale Proceeds as a prepayment under the Credit Agreement, and (c) agree that, upon the Agent's receipt of Net Sale Proceeds, the amount of the Borrowing Base under the Credit Agreement at any time on or after the date thereof shall be deemed to be reduced by an amount equal to the amount of the Net Sale Proceeds.

Very truly yours,

MGP INGREDIENTS, INC.

By: /s/ David E. Rindom
     Name: David E. Rindom
     Title: Vice President

MIDWEST GRAIN PIPELINE, INC.

By: /s/ David E. Rindom
     Name:David Rindom
     Title: Vice President